Exhaust Technologies, Inc.
230 North Division St
Spokane WA 99220-2822


                                  March 3, 2004






United States Securities and Exchange Commission
Washington, DC


         Re:   Exhaust Technologies, Inc.
               Form 15-12G
               File No. 000-25875


Dear Sirs:

         Exhaust Technologies, Inc.. hereby withdraws its filing of the Form 15-12G, file no. 000-25875, initially filed with the Commission on March 3, 2004. Please call the undersigned if you have any questions or need additional information.

                                                              Very truly yours,


                                                              /s/ Bob Sterling
                                                             -------------------
                                                             Bob Sterling